Exhibit 99.1

RESIGNATION OF DIRECTOR

To:	The Directors INTEGRATED MEDIA TECHNOLOGY LIMITED (the "Company") (Incorporated in Australia)

Dears Sirs

I, Zhicheng XIAO, hereby resign as the Director of the Company with immediate effect.

I confirm that I have no disagreement or claim against the Company and was not as a result of any disagreement with the Company relating to its operations, policies or practices.

Yours Sincerely

/s/ Zhicheng XIAO
Zhicheng XIAO
Date: July 22, 2024